Exhibit 99.1

MoneyGram Board of Directors Determines Unsolicited Proposal from Euronet Worldwide Could

Reasonably Be Expected to Result in a “Company Superior Proposal”

DALLAS, March 20, 2017 — MoneyGram (NASDAQ: MGI) announced today that its board of directors, after consultation with its outside legal and financial advisors, has determined that the unsolicited proposal received on March 14, 2017 from Euronet Worldwide, Inc. (“Euronet”) (NASDAQ: EEFT) to acquire all of the outstanding shares of MoneyGram Common Stock and Preferred Stock for $15.20 per share in cash on an as-converted basis (the “Euronet Proposal”) could reasonably be expected to result in a “Company Superior Proposal” as defined in MoneyGram’s merger agreement with Ant Financial Services Group (“Ant Financial”).

MoneyGram noted that the determination by its board of directors allows MoneyGram to take certain actions, in accordance with the procedures set forth in the merger agreement with Ant Financial, to further consider the Euronet Proposal, including engaging in discussions with Euronet subject to entry into of an Acceptable Confidentiality Agreement with Euronet pursuant to such merger agreement.

As previously announced on January 26, 2017, MoneyGram entered into a definitive agreement with Ant Financial Services Group under which MoneyGram will merge with Ant Financial, with stockholders of MoneyGram being offered $13.25 per share in cash.

MoneyGram remains subject to the merger agreement with Ant Financial. In connection with its approval of that merger agreement, MoneyGram’s board of directors determined to recommend that MoneyGram stockholders approve the merger agreement. The MoneyGram board of directors has not changed its recommendation in support of the merger agreement, nor is the MoneyGram board of directors making any recommendation with respect to the Euronet Proposal. There can be no assurance that the board of directors will ultimately determine that the Euronet Proposal is a Company Superior Proposal, that the terms of any transaction will be the same as those reflected in the Euronet Proposal or that any transaction with Euronet will be agreed to or consummated.

BofA Merrill Lynch is serving as financial advisor to MoneyGram and Vinson & Elkins LLP is serving as its legal advisor.

About MoneyGram

MoneyGram is a global provider of innovative money transfer services and is recognized worldwide as a financial connection to friends and family. Whether online, or through a mobile device, at a kiosk or in a local store, we connect consumers any way that is convenient for them. We also provide bill payment services, issue money orders and process official checks in select markets. More information about MoneyGram International, Inc. is available at moneygram.com.

Forward-Looking Statements

This press release contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect MoneyGram’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements are forward-looking statements within the meaning of the federal securities laws, including, among other things, statements regarding the Euronet proposal and the MoneyGram board of directors’ review thereof, any future determination by the MoneyGram board of directors, the likelihood of the merger with Ant Financial being consummated, and the likelihood of the Euronet Proposal resulting in a definitive agreement on the terms thereof or at all. These statements are subject to numerous risks and uncertainties, including the risk that Euronet may withdraw or modify the terms of its proposal, many of which are beyond MoneyGram’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

Additional Information for Stockholders.

In connection with the proposed merger with Ant Financial, MoneyGram has filed a preliminary proxy statement and will file a definitive proxy statement and other materials with the Securities and Exchange Commission (the “SEC”). In addition, MoneyGram may also file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement(s) (when available) and other documents filed with the SEC by the Company, at the Company’s website, corporate.moneygram.com, or at the SEC’s website, www.sec.gov. The proxy statement(s) and other relevant documents may also be obtained for free from the Company by writing to MoneyGram International, Inc., 2828 North Harwood Street, 15th Floor, Dallas, Texas 75201, Attention: Investor Relations.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Proxy Statement on Schedule 14A for the 2016 annual meeting of stockholders for the Company, which was filed with the SEC on April 4, 2016. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement and will be contained in the definitive proxy statement and other relevant materials to be filed with the SEC when they become available.

MoneyGram Contact

Michael Freitag / Joseph Sala / Viveca Tress

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449